Ameritrade — TD Waterhouse USA Acquisition Announcement

Fact Sheet

Overview:

Ameritrade Holding Corporation and TD Bank Financial Group today announced that they have entered into a definitive agreement for Ameritrade to acquire TD’s U.S. brokerage business TD Waterhouse U.S.A. The transaction combines highly complementary franchises to create the largest online retail broker as measured by the average number of retail equity trades per day, with the scale, breadth and financial strength to be a leading player in the increasingly competitive and consolidating investor services industry. The transaction is expected to create significant cost synergies, revenue opportunities and value creation for shareholders and builds upon Ameritrade’s strong track record as a leading industry consolidator, creating an even more robust platform for future consolidation and growth.

Terms of Deal:

The principal terms of the transaction include the following:

•	In exchange for the U.S. brokerage business of TD Waterhouse U.S.A., TD Bank Financial Group will receive approximately 32 percent ownership in TD Ameritrade;

•	Ameritrade shareholders will receive a special cash dividend of $6.00 per share, subject to closing. The dividend will be funded with additional Ameritrade borrowings, excess cash and from capital contributed to TD Waterhouse U.S.A. by TD Bank Financial Group prior to closing;

•	TD Bank Financial Group will acquire Ameritrade’s Canadian brokerage operations for $60 million (U.S.) in cash; and

•	Joe Moglia will become chief executive officer of TD Ameritrade.

In connection with the transaction, Ameritrade, TD Bank Financial Group and members of the Ricketts family entered into a shareholder agreement generally relating to corporate governance and stock ownership matters. Principal terms include:

•	A twelve member classified board, including three designees of the Ricketts family, five designees of TD Bank Financial Group, the chief executive officer of TD Ameritrade and three independent directors. The number of directors that the Ricketts family and TD Bank Financial Group may designate will be reduced if their stock ownership falls below specified levels.

•	Immediately following closing, TD Bank Financial Group will commence a tender offer for an additional 7.9 percent of out standing shares at a price of $16 per share. J. Joe Ricketts may also participate in the offer.

•	TD Bank Financial Group has agreed, with certain exceptions, to limit their ownership to a maximum of 39.9 percent for three years from the closing and to a maximum of 45 percent from years four through ten. J. Joe Ricketts has agreed to limit the family ownership to 29 percent for ten years from closing.

Benefits for Clients:

TD Ameritrade will provide a broad range of financial services for clients from the active trader to those seeking investment advice. By combining Ameritrade’s industry-leading active trading platform with TD Waterhouse U.S.A.’s premier investing solutions, branch network and leading registered investment advisors business, the Company’s entire client base will be able to make the most of its trading and investing future.

Benefits for Shareholders:

This opportunity accelerates Ameritrade’s long-term investor strategy with access to branches and advice while maintaining industry-leading pre-tax margin and fits with Toronto Dominion Bank Financial Group’s commitment to the online brokerage business while giving the company the option of further growth. The transaction is expected to create immediate value for shareholders by generating substantial cost synergies and deliver a more diverse revenue mix by shifting to an asset-gathering model. Ameritrade expects the acquisition to be accretive within twelve months following the closing and expects to realize approximately $578 million of gross synergies (1) , including cost savings and increased revenue opportunities, within six quarters after the closing.

Management of Ameritrade and TD Waterhouse U.S.A. believe that had they operated as a single entity for the twelve months ended March 25, 2005 with the benefit of 100% of the expected synergies, the combined company would have achieved the following:

•	Average client trades per day of approximately 239,000, the highest number among its publicly traded peers

•	Pre-tax Margin of approximately 52%, giving the combined company the best pre-tax margin of its publicly traded peers

•	Annual Revenue of more than $1.8 billion

•	Annual Net income of $557 million or $0.92 per diluted share

•	Third largest provider of services to Registered Investment Advisors with more than $42 billion in assets

•	Third largest account base in the industry with approximately 5,931,000 Total accounts; 3,248,000 Qualified Accounts(2); and

•	Approximately $219 billion of client assets(3)

Combined Operating Metrics

As of or for the quarter ended March 2005

					TD Ameritrade (as adjusted)
Average client trades per day	164,000		75,000		239,000

Annualized trades per account	11.5		8.5		10.3

Activity rate	4.5%		3.3%		4.0%

Client margin balance	$3.7		$3.6		$7.3

Client cash balance (1)	$12.7		$21.6		$34.3

Qualified accounts (2)	1,721,000		1,527,000		3,248,000

Total accounts	3,652,000	(3)	2,279,000	(4)	5,931,000

Equities & other assets	$66.0		$75.2		$141.2
Assets in mutual funds	5.5		30.1		35.6
Assets in RIA accounts	4.1		38.1		42.2

Total client assets	$75.6		$143.4		$219.0

RIA relationships	1,400		2,600		4,000

Branches	4		143		147

Ameritrade metrics adjusted for the sale of Ameritrade Canada

$ in Billions

(1)	Client credit balances and money market funds

(2)	Qualified accounts are all open client accounts with a total liquidation value of $2,000 or more, except Clearing accounts.

(3)	Total accounts for Ameritrade are all open client accounts (funded and unfunded), except Clearing accounts.

(4)	Total accounts for TD Waterhouse USA are all funded client accounts.

Board Breakdown:

The initial board of directors will include J. Joe Ricketts, Ameritrade founder and chairman of the combined company, vice-chairman Ed Clark, the CEO of TD Bank Financial Group, TD Ameritrade CEO Joe Moglia, J. Peter Ricketts, president and chief operating officer of TD Ameritrade and Thomas S. Ricketts. The remaining TD representatives and three independent members will be selected prior to closing.

Revenue Opportunities:

			Current			Expected			Benefit
										% of Total
	Combined								Add’l	Balance
	Balances		Yield	Cost	Net	Yield	Cost	Net	Yield	Extended	$M
Interest Earning Assets:
MMF Sweep	$13.0		0.80%	0.00%	0.80%	3.81%	0.96%	2.85%	2.05%	15%	$41
MMDA	9.2		2.81%	0.96%	1.85%	3.81%	0.96%	2.85%	1.00%	85%	78
Free Credits	6.2		2.37%	0.37%	2.00%	3.81%	0.37%	3.44%	1.44%	85%	76
Margin Debt	7.3		5.47%		5.47%	5.47%		5.47%	0.00%		—
Securities Lending	—	(1)	0.00%		0.00%	0.50%		0.50%	0.50%		5

Subtotal Interest Earning Assets	$35.7

									Total		$200
Other Client Assets:
Equities	$139.4
Fixed Income	8.3
Mutual Funds	35.6

Subtotal Other Client Assets	$183.3

Total Client Assets	$219.0

(1) Assumed $1B of securities.

Assets in Billions

Balances as of March 2005 Expense Synergies

Expense Synergies:

	LTM Mar 05
	Adjusted	TD Waterhouse	TD Ameritrade	Full
	Ameritrade(1)	USA(2)	Combined	Synergies	As Adjusted
Comp & Benefits	$162	$278	$440	$(137)	$304
Clearing & Execution	25	76	101	(65)	37
Communications	38	13	52	(2)	50
Occupancy & Equipment	41	52	94	(12)	82
Depreciation & Amort	23	41	64	(29)	35
Prof Services	31	32	63	(16)	47
Other	16	74	90	(68)	22

Exp Excl Advertising	$337	$566	$903	$(328)	$575

Advertising	96	77	173	(50)	123

Total Expenses	$433	$643	$1,076	$(378)	$698

$	in Millions

(1)	Adjusted for the sale of Ameritrade Canada

(2)	Estimated breakout of expenses by Ameritrade expense categories

(1) Last twelve months ended March, 2005. Synergies expected to be realized over 18 months (Yr1: 40%, Yr2: 90%, Yr3: 100%).

(2) For the quarter ended March, 2005. Source: Ameritrade, Waterhouse, E*Trade, and Schwab reports publicly filed by each entity for the quarter ended 03/05. Quarterly trading volume numbers for E*Trade are retail daily average revenue trades, which excludes professional trades. The numbers for Schwab are daily average revenue trades, which includes all client trades that generate commission revenue or revenue from principal mark-ups (i.e., fixed income), including trades of equities, options, fixed income securities, and mutual funds that generate transaction fees, and excluding Mutual Fund OneSource trades and other asset-based trades. The numbers for AMTD and TD Waterhouse U.S.A. are average daily trades, which include all client trades of equities, options, mutual funds and debt instruments.

(3) Source: Pre-tax margin in Ameritrade, Waterhouse, E*Trade, and Schwab reports publicly filed by each entity for the last twelve months ended 03/05.

(4) Source: Total account values listed in Ameritrade, Waterhouse, E*Trade, and Schwab reports publicly filed by each entity for the quarter ended 03/05. Total Accounts for Ameritrade include all open client accounts (funded and unfunded), except clearing accounts. Total accounts for TD Waterhouse U.S.A. are all funded client accounts. Qualified Accounts include all open client accounts with a total liquidation value greater than or equal to $2,000, except clearing accounts. See Glossary of Terms on the Company’s web site at www.amtd.com <http://www.amtd.com> for additional information.

(5) Cerulli Associates May, 2005, RIA Service Agent Survey.

(6) Ameritrade, Inc., a subsidiary of Ameritrade Holding Corporation, is a member NASD/SIPC. TD Waterhouse Investor Services, Inc. is a member NYSE/SIPC.

Safe Harbor

This document contains forward-looking statements that involve risks and uncertainties. For example, statements related to expected synergies of TD Ameritrade, including cost savings and revenue opportunities, and the timing of the synergy realization; the expected accretive nature of the transaction and the timing of the accretion; the service offerings of TD Ameritrade; the expected benefits to stockholders and customers; future consolidation and growth; the expected financial and operational performance of TD Ameritrade, including pre-tax margin; industry rankings and competitive position; realization of Ameritrade’s strategy; execution of integration plans; management and organizational structure; the dividend to be paid to Ameritrade stockholders; and other statements that are not historical facts, are all forward-looking statements. These statements reflect only our current expectations and are not guarantees of future performance or results. Various factors could cause actual results to differ materially from those anticipated by the forward-looking statements. These factors include the possibility that the necessary stockholder and regulatory approvals are not obtained; that the transaction does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that the bank sweep agreement does not obtain regulatory approval; that financing will not be available to fund the dividend or, if available, will be at a higher interest rate than expected; that prior to the closing of the proposed transaction, the businesses of the companies suffer due to uncertainty; that TD Ameritrade is unable to transition customers, successfully execute its integration strategies, or achieve planned synergies, or that the occurrence of these events takes longer than expected; that management is unable to accurately forecast the anticipated financial results of TD Ameritrade or the timing of when those results will be realized; that TD Ameritrade is unable to compete successfully in this highly competitive and rapidly changing marketplace; that the parties are unable to retain employees that are key to the operations of the combined business; and that TD Ameritrade is unable to identify and realize future consolidation and growth opportunities. These and other risks that could cause actual results to differ materially from those described in the forward-looking statements are detailed from time to time in the documents filed by Ameritrade with the Securities and Exchange Commission, including Ameritrade’s most recent form 10-K and 10-Q.

Additional Information and Where to Find It

In connection with the proposed transaction, Ameritrade will be filing a proxy statement and relevant documents concerning the transaction with the Securities and Exchange Commission (“SEC”). SECURITY HOLDERS OF AMERITRADE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations at www.amtd.com, or by mail at Ameritrade Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by Telephone: 800-237-8692. In addition, documents filed with the SEC by Ameritrade are available free of charge at the SEC’s web site at www.sec.gov.

Ameritrade Holding Corporation, Toronto Dominion Bank, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ameritrade in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement of Ameritrade described above. Information regarding Ameritrade’s directors and executive officers is also available in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ameritrade as described above. Information regarding Toronto Dominion’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the SEC on December 13, 2004, and in its notice of annual meeting and proxy circular for its 2005 annual meeting, which was filed with the SEC on February 17, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

The tender offer for outstanding shares of Ameritrade common stock described in this presentation has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank and certain members of the Ricketts family, if they participate in the tender offer, will file a tender offer statement on Schedule TO with the SEC, and Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Ameritrade’s security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ameritrade’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC’s web site at www.sec.gov.